Filed by Research Alliance Corporation III pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Research Alliance Corporation III (File No. 001-43302)

On September 10, 2026, the Company (as defined below), a party to the proposed Transactions (as defined below) with RACC (as defined below), through its social media account, shared the following post on LinkedIn:

On September 10, 2026, Ike Greenstein, the Chief Financial Officer of the Company, through his social media account, shared the following post on LinkedIn:

Ike Greenstein
5h

...

Strong article from Jason Mast at STAT covering the ASOs for Angelman syndrome. His in-depth work - including comparative preclinical work that was done on potency - sheds light on why we see a lot of promise for rugonersen, and why we look forward to evaluating the program in our Phase 3 BEACON trial.

Oak Hill Bio
2,703 followers
5h

Jason Mast at STAT wrote an in-depth piece covering the ASO landscape for Angelman syndrome, including highlighting differences among the programs. As always, we appreciate his bringing awareness to this devastating disease and the efforts being made to bring forward disease-modifying treatment options to the amazing Angelman syndrome community.

https://lnkd.in/enrGTUnD

On September 10, 2026, Josh Distler, the Chief Executive Officer of the Company, through his social media account, shared the following post on LinkedIn:

Josh Distler
21m

...

As a longtime fan of STAT and Jason Mast, was really happy to see him bringing attention to Angelman syndrome. And beyond that, it was great to see him getting input from some of the incredible researchers in the Angelman community. It was a tough week for the community, but I think we all remain committed to making progress.

Oak Hill Bio
2,705 followers
9h

Jason Mast at STAT wrote an in-depth piece covering the ASO landscape for Angelman syndrome, including highlighting differences among the programs. As always, we appreciate his bringing awareness to this devastating disease and the efforts being made to bring forward disease-modifying treatment options to the amazing Angelman syndrome community.

https://lnkd.in/enrGTUnD

The following article from STAT was made available by the Company on September 10, 2026 on the Company’s LinkedIn.

The original article can be found at https://www.statnews.com/2026/09/04/angelman-syndrome-drug-ultragenyx-oak-hill-ionis/:

After failure of Angelman syndrome drug, experts see hope in other experimental therapies

Like Ultragenyx, Ionis and Oak Hill Bio are developing their own antisense treatments

The failure of an experimental drug for Angelman syndrome, a rare genetic disease that causes severe developmental delays, was a major blow to patients and the drug’s maker, Ultragenyx, which announced the outcome of its late-stage trial earlier this week.

But experts cautioned that there is still reason to think similar experimental medicines might yet succeed. That could potentially pave the way for genetic medicines in other neurological conditions that could restore cognition, communication, and other skills in patients with intellectual disabilities.

“I don’t think this really says anything about the other trials that are ongoing,” said Mark Zylka, an Angelman researcher at the University of North Carolina. “I wouldn’t say that just because this one trial fails, that means [this is a bad mechanism].”

Ultragenyx’s drug, called GTX-102, was the first of three so-called “unsilencing” drugs in Phase 3 trials. And even before it read out, there had been suggestions it was the least potent.

Angelman patients have mutations in—or are completely missing—the mother’s copy of a gene called UBE3A, thought to be essential for communication between neurons and other brain functions. Typically, only the mother’s copy of the gene is active in neurons, while a father’s copy is silenced. Without the mother’s copy, the brain is left without this essential tool.

GTX-102 is an antisense drug, a short strand of DNA or RNA that can sneak into a cell and interfere with the genetic machinery. In this case, it was designed to block a piece of RNA whose job is to silence dad’s copy of UBE3A, thus reactivating the dormant gene. (The strategy is often referred to as “stopping the stop.”)

In monkey studies, the drug looked promising. Paternal UBE3A levels appeared to rise substantially after treatment.

At the time, two other drugmakers, Roche and Ionis, were developing similar antisense drugs. Roche paused its efforts in 2023 after a Phase 1 trial and licensed its molecule to a startup called Oak Hill Bio. But Roche scientists kept studying the mechanism.

They tried to re-create all three antisense medicines, including the one from Ultragenyx, and test them in a mouse model. The results were striking: GTX-102 was vastly less effective at raising UBE3A levels than drugs from Roche or Ionis. The difference was particularly apparent when using a potentially more sensitive way to measure UBE3A levels.

“It seems like theirs is the weakest [drug],” said Art Beaudet, the Baylor College of Medicine geneticist who first linked UBE3A to Angelman syndrome in 1997.

Stormy Chamberlain, section head of neurogenomics at Roche, presented the data at a closed-door meeting of the Angelman Syndrome Foundation in July. A group from the University of North Carolina, Chapel Hill, also compared the three drugs but has said nothing publicly about its results.

Ultragenyx’s drug also showed toxicity in its Phase 1 trial. Each of the first five patients treated developed what the company referred to as lower-extremity weakness, with two losing the ability to walk. Patients recovered when they came off the drug, but Ultragenyx had to significantly limit the dose it used in subsequent trials for safety.

When Oak Hill announced plans to go public this summer, executives presented some of Chamberlain’s data as part of its investors deck and in a filing with the Securities and Exchange Commission.

By the company’s rough calculations, the dose Ultragenyx was using in humans increased UBE3A protein levels by 1% or 2%, Oak Hill CEO Josh Distler said. Roche’s drug increased those levels by about 50%.

It is not, of course, shocking that a company’s internal analysis would find its own molecule superior. And the analysis is not foolproof. For the study, Roche built a drug like GTX-102—companies typically find the designs for rival companies’ drugs in patent filings - but it may not be identical.

Notably, patients in early, open-label trials for all three drugs showed striking improvements in measures of communications, behavior, and cognition. If the medicines were significantly different, ideally that would have been borne out in those studies.

Ionis expects to deliver data from its own Phase 3 trial next year. Oak Hill is just starting its Phase 3 and expects data in early 2029.

Among the open questions with these medicines is how well they permeate the brain. Antisense drugs, when injected into the spine, travel into the brain; but in monkeys, they hit different regions to different degrees. In humans, it’s impossible to know which neurons are reached. “You can’t do a brain biopsy,” Zylka said.

Other methods of delivering antisense or future gene therapy or gene-editing drugs might have wider distribution.

Beaudet also wonders if Ultragenyx treated patients who were too old. The company enrolled children 4 to 17 in its Phase 3 study. He thinks those patients can benefit from a genetic medicine but that, in a developmental disorder, the most striking results will be in the youngest children.

“The drugs are doing something,” he said. “Exactly how marvelous it will be if we treat very young we won’t know.”

Ionis is gathering data on patients under age 2 to find out. Allyson Berent, who helped develop GTX-102 at the Foundation for Angelman Syndrome Therapeutics before it was purchased by Ultragenyx, said she believes it would be a mistake to draw conclusions about when to treat patients based on this week’s failure.

Berent, whose daughter Quincy has received the drug in clinical trials, noted that the early Ultragenyx study showed considerable benefit over natural history across all ages tested.

This “doesn’t speak to age effect to me,” she said in an email. “It speaks to the fact that maybe there is a placebo effect of potential change that we all must consider.”

Additional Information about the Proposed Business Combination and Where to Find It

The proposed transactions (“Transactions”) contemplated by the Business Combination Agreement, dated, July 26, 2026 (the “Business Combination Agreement”), entered into between Research Alliance Corporation III, a Cayman Islands exempted company (“RACC”), OHB Pediatrics Ltd., a company incorporated under the laws of England and Wales (the “Company”), and the shareholders of the Company will be submitted to shareholders of RACC for their consideration. RACC has filed a registration statement on Form S-4 (File No. 333-298537) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a prospectus and preliminary and definitive proxy statements to be distributed to RACC’s shareholders in connection with RACC’s solicitations of proxies from RACC’s shareholders with respect to the proposed Transactions and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the Company’s business in connection with the completion of the proposed Transactions. After the Registration Statement has been declared effective, RACC will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Transactions and other matters described in the Registration Statement to RACC’s shareholders as of a record date to be established for voting on the proposed Transactions. Before making any voting or investment decision, RACC’s shareholders, the Company’s shareholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by RACC in connection with the proposed Transactions and other matters described in the Registration Statement because they contain important information about RACC, the Company and the proposed Transactions. Shareholders may obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by RACC with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, New York 10020.

Forward-Looking Statements

This communication includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of the Company’s product candidates, the size and growth potential of the markets for the Company’s product candidates; financing and other business milestones; expectations regarding the timing, completion and anticipated benefits of the proposed Transactions; and other expectations relating to the proposed Transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the Company’s and RACC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company and RACC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions related to SPACs) that could adversely affect the combined company or the expected benefits of the proposed Transactions; failure to realize the anticipated benefits of the proposed Transactions; risks related to the approval of the Company’s product candidates and the timing of expected regulatory and business milestones; the impact of competitive product candidates; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against RACC or the Company related to the proposed Transactions; the effects of competition on the Company’s future business; the amount of redemption requests made by RACC’s public shareholders. Additional risks related to the

Company’s business include, but are not limited to: uncertainty regarding outcomes of the Company’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of the Company’s product candidates; risks associated with the Company’s efforts to commercialize its product candidates; the Company’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property-related claims; the Company’s ability to attract and retain qualified personnel; and the Company’s ability to source the raw materials for its product candidates. Additional risks related to RACC include those factors discussed in documents RACC has filed or will file with the SEC, together with the risks described in the section titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in RACC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 and in those documents that RACC has filed, or will file, with the SEC.

If any of these risks materialize or RACC’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RACC nor the Company presently know or that RACC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RACC’s and the Company’s expectations, plans, or forecasts of future events and views as of the date of this communication and are qualified in their entirety by reference to the cautionary statements herein. RACC and the Company anticipate that subsequent events and developments will cause RACC’s and the Company’s assessments to change. These forward-looking statements should not be relied upon as representing RACC’s and the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RACC, the Company nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

RACC, the Company, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from RACC’s shareholders with respect to the proposed Transactions and the other matters set forth in the Registration Statement. Information regarding RACC’s directors and executive officers, and a description of their interests in RACC is contained in RACC’s Prospectus dated May 19, 2026, filed with the SEC pursuant to Rule 424(b)(4), in connection with RACC’s initial public offering on the registration statement on Form S-1 (333-294549), which was declared effective by the SEC on May 19, 2026. Copies of these documents are available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, New York 10020. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Transactions when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the Registration Statement or for any other document that RACC and the Company may file with the SEC in connection with the proposed Transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by RACC, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Transactions or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.